Marlin Technology Corporation

338 Pier Avenue

Hermosa Beach, CA 90254

January 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Marlin Technology Corporation

Amendment No. 1 to Form S-1

Submitted December 18, 2020

CIK No. 0001823855

Ladies and Gentlemen:

This letter sets forth responses of Marlin Technology Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

S-1/A filed December 18, 2020

Exhibits

1.

Staff’s comment: We note that the consent of your independent registered public accounting firm, included as Exhibit 23.1, references their report dated November 24, 2020. However, the audit report on page F-2 is dated December 17, 2020. Please obtain and file an updated consent that references the correct report date.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021 of Kirkland & Ellis LLP.

Sincerely,

/s/ Nick Kaiser
Nick Kaiser

Via E-mail:

cc:	Christian O. Nagler

Jennifer L. Lee

Kirkland & Ellis LLP